SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Ixia
(Name of Subject Company (issuer))

Ixia
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Without Par Value, of Ixia
(Title of Class of Securities)
45071R 10 9
(CUSIP Number of Class of Securities)
Ronald W. Buckly
Senior Vice President, Corporate Affairs and General Counsel
Ixia
26601 West Agoura Road
Calabasas, California 91302
(818) 871-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:
Katherine F. Ashton, Esq.
Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, California 90401
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$32,584,000	$1,281

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 4,608,000 shares of Common Stock of Ixia having an aggregate value of $32,584,000 will be cancelled pursuant to this offer. The aggregate value of the options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.00003930 times the transaction valuation or $39.30 per $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,281
Form or Registration No.: 005-60547
Filing Party: Ixia
Date Filed: July 8, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO
(AMENDMENT NO. 1)
     This Amendment No. 1 on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ixia, a California corporation (the “Company”), with the Securities and Exchange Commission on July 8, 2008 (the “Schedule TO”). The Schedule TO related to the Company’s offer to exchange outstanding eligible options for new options, on the terms and subject to the conditions described in the Company’s Offer to Exchange dated July 8, 2008 (the “Offer to Exchange”). This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of reporting the results of the Offer to Exchange. Except as amended and supplemented hereby, all terms of the Offer to Exchange and all disclosure set forth in the Schedule TO and in the exhibits thereto remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented by adding the following:
     The Offer to Exchange expired at 9:00 p.m. Pacific Time, on Tuesday, August 5, 2008. Pursuant to the Offer to Exchange, option holders eligible to participate in the Offer to Exchange tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 3,694,740 shares of the Company’s Common Stock from 430 participants, representing 80% of the total shares of Common Stock underlying options eligible for exchange in the Offer to Exchange. The Company has issued new options to purchase an aggregate of 2,572,295 shares of Common Stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each new option granted in the Offer to Exchange is $8.58, which equals the closing sales price of the Common Stock as reported on the Nasdaq Global Select Market on August 7, 2008, which is the grant date of the new options.
ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)*	Offer to Exchange dated July 8, 2008

(a)(2)*	Form of Election to Participate

(a)(3)*	Form of Confirmation to Employees of Receipt of Election to Participate in the Offer to Exchange

(a)(4)*	Form of Notice of Withdrawal

(a)(5)*	Form of Confirmation to Employees of Receipt of Notice of Withdrawal

(a)(6)*	Form of E-mail to Eligible Option Holders

EXHIBIT
NUMBER	DESCRIPTION

(a)(7)*	Form of Reminder E-mails to Eligible Option Holders

(a)(8)*	The Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 5, 2008 (incorporated herein by reference)

(a)(9)*	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 9, 2008 (incorporated herein by reference)

(a)(10)*	The Company’s Current Report on Form 8-K dated May 28, 2008, filed with the Securities and Exchange Commission on June 3, 2008 (incorporated herein by reference)

(b)	Not Applicable

(d)(1)*	Ixia Amended and Restated 1997 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Registration No. 333-117969) filed with the Securities and Exchange Commission on August 5, 2004)

(d)(2)*	Ixia 2008 Equity Incentive Plan, as amended, including forms of award agreements (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 28, 2008, filed with the Securities and Exchange Commission on June 3, 2008)

(g)	Not applicable

(h)	Not applicable

*	Exhibit previously filed.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: August 8, 2008	Ixia
	By:	/s/ Ronald W. Buckly
Ronald W. Buckly
Senior Vice President, Corporate Affairs and General Counsel

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